EXHIBIT 99.2


[NAM TAI PRESS RELEASE LETTERHEAD]

                           NAM TAI ELECTRONICS, INC.
 2003 Net Income Up 119% to $43.8 Million vs. $20.0 Million, EPS $1.07 vs. $0.57
  Q4 Net Income Up 130% to $13.7 Million vs. $6.0 Million, EPS $0.33 vs. $0.16

VANCOUVER, CANADA -- February 6, 2004 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol: QNA) today announced unaudited results for the fourth quarter ended December 31, 2003.

KEY HIGHLIGHTS
(In thousands of US Dollars, except as otherwise stated)

-----------------------------------------------------------------------------------------------------------------------------
                                                     Quarterly Results                        Twelve Months Results
-----------------------------------------------------------------------------------------------------------------------------
                                            Q4/03          Q4/02          YoY(%)         2003           2002           YoY(%)
-----------------------------------------------------------------------------------------------------------------------------
Net sales                                   108,454        75,616             43.4     406,306       236,016             72.2
-----------------------------------------------------------------------------------------------------------------------------
Income from operations                        7,765         3,613            114.9      37,387        17,052            119.3
-----------------------------------------------------------------------------------------------------------------------------
             per share(diluted)                0.19          0.10             90.0        0.92          0.48             91.7
-----------------------------------------------------------------------------------------------------------------------------
Net income                                   13,706         5,969            129.6      43,802        20,023            118.8
-----------------------------------------------------------------------------------------------------------------------------
                     % of sales               12.6%          7.9%                        10.8%          8.5%
-----------------------------------------------------------------------------------------------------------------------------
Basic earnings per share (1) & (2)             0.33          0.16            106.3        1.09          0.57             91.2
-----------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share (1) & (2)           0.33          0.16            106.3        1.07          0.57             87.7
-----------------------------------------------------------------------------------------------------------------------------

Note: (1) All share and earnings per share data have been adjusted for the 3 for 1 stock split effective June 30, 2003 and the 10 for 1 stock dividend effective November 7, 2003.
      (2) The number of outstanding shares (diluted) increased from 37.29 million in the third quarter of 2003 to 41.25 million in the fourth quarter of 2003 as a result of the exercise of stock options and the 10 for 1 stock dividend issued in the fourth quarter of 2003.

The Company continues to maintain a strong financial position, with approximately $61.8 million of cash on hand, even after the Company paid out a total dividend of $31.9 million including $30 million special dividend of $0.80 per share and $1.9 million quarterly dividend of $0.05 per share in the fourth quarter of 2003.

With respect to the Company's investment in TCL Corporation ("TCL"), TCL commenced dealings on the Shenzhen Stock Exchange on January 30, 2004. Nam Tai acquired its 6% equity interest in TCL in January 2002 for a consideration of $12 million, which equivalents to 3.69% equity interest and represents 95.52 million promoter's shares of TCL after the IPO. The closing price on February 6, 2004 was $1.09 (RMB 9.02) per share, the value of Nam Tai's 95.52 million promoter's shares of TCL is estimated to be approximately $104.1 million.

According to Article 147 of The Company Law of The People's Republic of China, Nam Tai, however, is restricted from transferring its promoter's shares within three years from the date of the establishment of TCL in April 2002. Pursuant to Statements of Financial Accounting Standards 115 (Accounting for Certain Investments in Debt and Equity Securities) and Accounting Principles Board Opinions 18 (The Equity Method of Accounting for Investments in Common Stock), Nam Tai, therefore, will not record in its books the investment surplus of $92.1 million in the meantime or any investment surplus by reference to the market value of the shares of TCL upon the trading of shares of TCL commenced, as an unrealized gain. However, according to the said Accounting Principles, any portion of the shares that can be reasonably expected to qualify for sales within one year is not considered restricted. In this connection, the Company may consider to record the investment surplus as unrealized gain in the second quarter of 2004 based on the then marketable value of those shares.

Supplementary Information (unaudited) for the Fourth Quarter of 2003
--------------------------------------------------------------------

1.   Quarterly Sales Breakdown
     (In thousands of US Dollars, except percentages)
     ---------------------------------------------------------------------------
     Quarter          2002          2003           YoY(%)              YoY(%)
                                                (Quarterly)          (Quarterly
                                                                    accumulated)
     ---------------------------------------------------------------------------
     1st Quarter   (a)51,217       87,981           71.8%               71.8%
     ---------------------------------------------------------------------------
     2nd Quarter   (a)52,311      116,714          123.1%               97.7%
     ---------------------------------------------------------------------------
     3rd Quarter      56,872       93,157           63.8%               85.7%
     ---------------------------------------------------------------------------
     4th Quarter      75,616      108,454           43.4%               72.2%
     ---------------------------------------------------------------------------
     Total           236,016      406,306           72.2%               72.2%
     ---------------------------------------------------------------------------
      Note:   (a)  Sales of battery packs for the first and second quarters of
                   2002 were $5,096,000 and $2,753,000 respectively. Upon
                   disposal of BPC on April 30, 2002, revenue from battery packs was no longer included in the total sales.

2.   Net Sales Breakdown by Product Segment
     --------------------------------------

     ---------------------------------------------------------------------------
                                               2003                  2002
     ---------------------------------------------------------------------------
     Segment                         4th Quarter    YTD    4th Quarter    YTD
                                          (%)       (%)         (%)       (%)
     ---------------------------------------------------------------------------
     Assembling:
     - LCD Consumer Products             27%         31%       44%         40%
     - Telecom. Components Assembly      62%         58%       42%         44%
     ---------------------------------------------------------------------------
      Software Development Services       1%          1%        1%          1%
     ---------------------------------------------------------------------------
     Parts & Components :
     - LCD Panels                        10%          9%        8%         10%
     - Transformers                       0%          1%        5%          5%
     ---------------------------------------------------------------------------
                                        100%        100%      100%        100%
     ---------------------------------------------------------------------------
     Note: In June 2003, we sold our transformers operation to a third party.

     Assembling included finished goods and modules, together with Software Development Services collectively termed as Consumer Electronic Products ("CEP"), while parts and components including LCD panels and transformers are termed ("LPT") for business segment classification.

3.   Financial Position
     --------------------------------------------------------------------------
                                    Note      (unaudited)         (audited)
                                           As at December 31  As at December 31
     --------------------------------------------------------------------------
                                                   2003              2002
     --------------------------------------------------------------------------
     Cash on Hand                    (1)      $61.8 million     $82.5 million
     --------------------------------------------------------------------------
     Cash/Current Liabilities        (1)           0.83              1.21

     --------------------------------------------------------------------------
     Current Ratio                   (1)           2.29              2.29
     --------------------------------------------------------------------------
     Total Assets/Total Liabilities  (1)           3.88              3.88
     --------------------------------------------------------------------------
     Debtors Turnover                            58 days           79 days
     --------------------------------------------------------------------------
     Inventory Turnover                          13 times          10 times
     --------------------------------------------------------------------------
     Note:  (1) Should the Company be able to realize or to record the investment surplus during second quarter of 2004 in relation to TCL Corporation as a result of the recent listing of TCL Corporation, relevant numbers and ratio will definitely be adjusted upward.

Investment in Stepmind
----------------------

The Company has made an investment along with other investors, AGF Private Equity and Mighty Wealth Group Limited, in a French company, Stepmind. The primary documents in relation to this investment have been signed by the parties. However, we are working on subsequent amendments to the documents arising out of a supplemental agreement signed by all parties. We shall issue another press release when all documents are finalized.

The investment of the Company in Stepmind will be in phases. The Company has paid approximately $5.3 million (Euros 4.25 million) into an escrow account for such investment. Approximately $2.63 million (Euros 2.12 million) has been released from the escrow account for our first phase of investment. The second phase of investment amounts to $2.64 million (Euros 2.13 million) will be paid by the Company to Stepmind in August 2004 subject to the fulfillment of certain conditions. By the supplemental agreement, the Company has further agreed to make further investment in Stepmind in October 2004 up to a further sum of $2.48 million (Euros 2 million) subject to fulfillment of some other conditions.

About Stepmind
--------------

Stepmind was founded in July 2000 and is a fabless solutions and components supplier, developing applications which require high performance and secured data links. Stepmind develops and designs integrated circuits in the field of RF transceivers and baseband according to the GSM/GPRS/EDGE, IEEE 802.11a/b/g and HiperLAN2 standards. This expanding microelectronics company will also market WLAN complete solutions.

About AGF Private Equity
------------------------

AGF Private Equity is specialized in non-listed investments. AGF Private Equity manages an investment portfolio worth over Euros 800 million for institutional and private investors, through two activities: funds of funds and venture capital investments. AGF Private Equity is among the leaders in France in managing primary funds of funds and is also one of the most active French investors in venture capital.

Fourth Quarter Conference Call
------------------------------

The Company will hold a conference call on Monday, February 9, 2004 at 10:00 a.m. Eastern Time for analysts to discuss the fourth quarter results with management. Shareholders, media and interested investors are invited to listen to the live conference call over the Internet by going to http://www.namtai.com/news/news.htm and clicking on the conference call link or over the phone by dialing (612) 288-0329 just prior to its start time.

Dividends
---------

On January 21, 2004, the Company paid a quarterly dividend of $0.05 per share to shareholders of record at the close of business on December 31, 2003.

About Nam Tai Electronics, Inc.
-------------------------------

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit sub-assemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers, digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Forward-Looking Statements
--------------------------

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause the actual results to differ materially from future results expressed or implied by the forward-looking statements. There are important factors that could cause the actual results to differ materially from the information set forth in these forward-looking statements. Many of these factors are beyond Nam Tai's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements which only speak as of the date of this press release. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
--------------------------------------------------------------------------------------------------------------------------------
FOR THE PERIODS ENDED DECEMBER 31, 2003 AND 2002
(In Thousands of US Dollars except per share data)

                                                                     Three months ended           Twelve months ended
                                                                        December 31,                 December 31,
                                                       Note         2003           2002          2003            2002
--------------------------------------------------------------------------------------------------------------------------------
Net sales - related parties                                     $   6,843      $      --      $  20,782      $   7,849
Net sales - third parties                                         101,611         75,616        385,524        228,167
                                                                ------------------------      ------------------------
Total net sales                                                   108,454         75,616        406,306        236,016
Cost of sales                                                      91,179         65,442        340,016        197,956
                                                                ------------------------      ------------------------

Gross profit                                                       17,275         10,174         66,290         38,060

Costs and expenses
  Selling, general and administrative expenses                      8,248          5,481         24,866         17,983
  Research and development expenses                                 1,262            741          4,037          2,686
  Impairment of goodwill                                               --            339             --            339
                                                                ------------------------      ------------------------
                                                                    9,510          6,561         28,903         21,008

                                                                ------------------------      ------------------------
Income from operations                                              7,765          3,613         37,387         17,052

Interest income                                                       235            241            788            799
Other income (loss)- net                                            4,768         (6,993)         6,749         (7,632)
Equity in income of affiliated companies                              210          8,637            498         10,741
                                                                ------------------------      ------------------------

Income before income taxes and minority interests                  12,978          5,498         45,422         20,960
Income taxes benefit (expense)                                        930            442           (399)          (773)
                                                                ------------------------      ------------------------
Income before minority interests                                   13,908          5,940         45,023         20,187
Minority interests                                                   (202)            29         (1,221)          (164)
                                                                ------------------------      ------------------------
Net income                                                      $  13,706      $   5,969      $  43,802      $  20,023
                                                                ========================      ========================

Net income per share
  Basic                                                (1)      $    0.33      $    0.16      $    1.09      $    0.57
                                                                ========================      ========================
  Diluted                                              (1)      $    0.33      $    0.16      $    1.07      $    0.57
                                                                ========================      ========================

Weighted average number of shares ('000')
  Basic                                                (1)         40,975         36,490         40,336         34,885
  Diluted                                              (1)         41,253         36,990         40,839         35,430

Note (1):   All share and earnings per share data have been adjusted to give effect to the 3 for 1 stock split effective June 30, 2003 and the 10 for 1 stock dividend effective November 7, 2003.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------
AS AT DECEMBER 31, 2003 AND DECEMBER 31, 2002
(In Thousands of US Dollars)                        Unaudited         Audited
                                                   December 31,     December 31,
                                                       2003            2002
--------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                       $   61,827       $  82,477
   Accounts receivable, net                            62,090          50,944
   Amount due from a related party                      2,707              --
   Inventories, net                                    27,032          19,200
   Prepaid expenses and other receivables              13,126           1,867
   Income taxes recoverable                             4,922             855
                                                   -----------------------------
          Total current assets                        171,704         155,343

Investments in affiliated companies                     9,855              --

Convertible notes                                          --           5,128

Long term investments                                  16,366          15,982

Property, plant and equipment, at cost                127,930         116,583
Less: accumulated depreciation and amortization       (50,283)        (40,669)
                                                   -----------------------------
                                                       77,647          75,914
Intangible assets                                      20,688          21,308
Other assets                                            1,435           1,411
                                                   -----------------------------
          Total assets                             $  297,695      $  275,086
                                                   =============================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Notes payable                                   $    1,879      $      985
   Long term bank loans - current portion               1,125          13,985
   Accounts payable                                    55,674          38,714
   Accrued expenses and other payables                 13,633          12,609
   Dividend payable                                     2,062           1,442
   Income taxes payable                                   530             200
                                                   -----------------------------
          Total current liabilities                    74,903          67,935

Long-term bank loans - non-current portion              1,688           2,812
Deferred income taxes                                      78             112
                                                       -------------------------
          Total liabilities                            76,669          70,859

Minority interests                                      3,908           2,099

Shareholders' equity:**
   Common shares                                          412             360
   Additional paid-in capital                         206,845         147,754
   Retained earnings                                    9,863          54,016
   Accumulated other comprehensive loss (Note 1)           (2)             (2)
                                                   -----------------------------
          Total shareholders' equity                  217,118         202,128

          Total liabilities and shareholders'
            equity                                 $  297,695      $  275,086
                                                   =============================

Note (**):  Shareholders' equity for December 31, 2003 and December 31, 2002 were adjusted for the 3 for 1 stock split effective June 30, 2003.

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
-------------------------------------------------------------------------------------------------------------
FOR THE PERIODS ENDED DECEMBER 31, 2003 AND 2002
(In Thousands of US Dollars)

                                                            Three months ended          Twelve months ended
                                                                December 31,                December 31,
                                                            2003           2002          2003          2002
-------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                $ 13,706      $  5,969      $ 43,802      $ 20,023
Adjustments to reconcile net income to net cash
provided by operating activities:
   Depreciation and amortization                             3,206         2,747        12,264        10,619
   Amortization of advisors' warrants and options               --            --            --            10
   Impairment of goodwill                                       --           339            --           339
   Net loss (gain) on disposal of property, plant and           94           772            (6)          977
     equipment
   Loss on disposal of other assets                             --            21            --            21
   Dividend withheld                                            --            --            --          (394)
   Share redemption                                             --            --            --        (3,125)
   Gain on disposal of intangible assets                        --            --            --           (60)
   Realized gain on marketable securities                       --            --            --          (642)
   Gain on disposal of a subsidiary                             --            --        (2,133)          (17)
   Loss on reverse merger of subsidiaries                       --            --            --         2,655
   Gain on partial disposal of subsidiaries                 (1,989)           --        (1,838)           --
   Loss on disposal of convertible notes                        --            --           102            --
   Compensation expenses                                        --            --           509            --
   Equity in income of affiliated companies                   (209)       (8,637)         (498)      (10,741)
   Dividend income from affiliated companies                    --        10,424            --        10,456
   Loss on partial disposal of investment in                    --            51            --           520
     affiliated companies
   Deferred income taxes                                        (9)          (39)          (34)          (39)
   Minority interests                                          202           (29)        1,221           164
Changes in current assets and liabilities, net of
effects of acquisitions and disposals:
   Proceeds from marketable securities                          --            --            --        10,147
   Decrease (increase) in accounts receivable                2,223       (11,508)      (11,146)       (8,531)
   Increase in amount due from a related party                (633)           --        (2,707)           --
   Increase in inventories                                  (7,081)       (2,301)       (8,554)       (7,625)
   (Increase) decrease in prepaid expenses and              (2,327)          (42)       (6,130)          496
     other receivables
   (Increase) decrease in income taxes recoverable            (631)          730        (4,067)          498
   Increase (decrease) in notes payable                        319           667           894          (562)
   Increase in accounts payable                              1,170         4,697        17,971        10,816
   Increase in accrued expenses and other payables           3,317         9,546         1,189         6,151
   Decrease in amount due to a related party                    --            --            --        (2,766)
   (Decrease) increase in income taxes payable                (874)         (540)          330           112
                                                          ----------------------      ----------------------
         Total adjustments                                  (3,222)        6,898        (2,633)       19,479
                                                          ----------------------      ----------------------
Net cash provided by operating activities                 $ 10,484      $ 12,867      $ 41,169      $ 39,502
                                                          ----------------------      ----------------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment            $ (4,826)     $ (1,450)     $(17,053)     $(18,485)
   Acquisition of affiliated companies                        --            --       (10,000)           --
   Prepayment for long term investment                    (5,277)           --        (5,277)           --
   Acquisition of long term investment                        --            --          (384)      (11,968)
   Increase in other assets                                  (24)          (25)          (24)          (25)
   Acquisition of convertible notes                           --        (5,128)           --        (5,128)
   Acquisition of additional shares in subsidiaries           --             1            --          (436)
   Proceeds from disposal of convertible notes                --            --         5,026            --
   Proceeds from partial disposal of subsidiaries          3,712            --         4,165            --
   Proceeds from disposal of a subsidiary                     --            --         2,386           854
   Proceeds from disposal of property, plant and               2           460         2,595           628
     equipment
   Proceeds from disposal of intangible assets                --            --            --           800
                                                        ----------------------      ----------------------
   Net cash used in investing activities                $ (6,413)     $ (6,142)     $(18,566)     $(33,760)
                                                        ----------------------      ----------------------

CASH FLOWS FROM FINANCING ACTIVITIES
   Dividends paid                                       $(31,876)     $(13,112)     $(37,777)     $(16,654)
   Repayment of bank loans                                  (281)         (817)      (13,984)       (2,703)
   Share buy-back program                                     --            --            --        (3,528)
   Proceeds from shares issued on exercise of              4,388        32,159         8,508        36,470
     options and warrants
   Proceeds from bank loan                                    --            --            --         4,500
                                                        ----------------------      ----------------------
Net cash (used in) provided by financing activities     $(27,769)     $ 18,230      $(43,253)     $ 18,085
                                                        ----------------------      ----------------------

Foreign currency translation adjustments                      --            --            --           (26)
                                                        ----------------------      ----------------------
Net (decrease) increase in cash and cash                 (23,698)       24,955       (20,650)       23,801
equivalents
                                                        ----------------------      ----------------------
Cash and cash equivalents at beginning of period          85,525        57,522        82,477        58,676
                                                        ----------------------      ----------------------
Cash and cash equivalents at end of period              $ 61,827      $ 82,477      $ 61,827      $ 82,477
                                                        ======================      ======================

NAM TAI ELECTRONICS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
--------------------------------------------------------------------------------
FOR THE PERIODS ENDED DECEMBER 31, 2003 AND 2002
(In Thousands of US Dollars)

1. Accumulated other comprehensive loss represents foreign currency translation adjustments. The comprehensive income of the Company was $43,802 and $20,006 for the twelve months ended December 31, 2003 and December 31, 2002, respectively.

2. Business segment information - the Company operates primarily in two segments, the Consumer Electronic Products ("CEP") segment and the LCD Panels and Transformers ("LPT") segment.

                             Three months ended           Twelve months ended
                                December 31,                  December 31,
                              2003        2002             2003         2002
---------------------------------------------------    ------------------------
NET SALES:
   - CEP                  $  98,074    $  66,040       $  364,982    $  200,755
   - LPT                     10,380        9,576           41,324        35,261
                          -------------------------    -------------------------

         Total net sales  $ 108,454    $  75,616       $  406,306    $  236,016
                          =========================    =========================

NET INCOME (LOSS):
   - CEP                  $  13,838    $   6,469       $   41,102    $   20,214
   - LPT                       (132)        (500)           2,700          (191)
                          -------------------------    -------------------------

         Total net income $  13,706    $   5,969       $   43,802    $   20,023
                          =========================    =========================

                                                       Unaudited     Audited
                                                      December 31,  December 31,
                                                          2003          2002
--------------------------------------------------------------------------------
IDENTIFIABLE ASSETS BY SEGMENT:
   - CEP                                               $  248,165   $   225,754
   - LPT                                                   49,530        49,332
                                                   -----------------------------
         Total assets                                  $  297,695   $   275,086
                                                   =============================

3. A summary of the net sales, net income and long-lived assets by geographic areas is as follows:

                                                Three months ended           Twelve months ended
                                                    December 31,                 December 31,
                                                2003           2002          2003           2002
------------------------------------------------------------------------------------------------------
NET SALES FROM OPERATIONS WITHIN:
   - Hong Kong:
       Unaffiliated customers               $  26,946      $  74,670      $ 295,113      $ 223,709
       Related party                              839             --         14,770             --
       Inter-companies sales                       14             53            404            979

   - PRC, excluding Hong Kong:
       Related party                            6,004             --          6,012          7,849
       Unaffiliated customers                  74,665            946         90,411          4,458
       Inter-companies sales                   19,717         62,981        263,971        179,411


   - Inter-companies eliminations             (19,731)       (63,034)      (264,375)      (180,390)
                                            ------------------------      ------------------------

         Total net sales                    $ 108,454      $  75,616      $ 406,306      $ 236,016
                                            ========================      ========================


NET INCOME (LOSS):
   - PRC, excluding Hong Kong and Macau     $  11,394      $   6,664      $  38,627      $  17,930

   - Hong Kong and Macau                        2,312           (695)         5,175          2,093
                                            ------------------------      ------------------------

         Total net income                   $  13,706      $   5,969      $  43,802      $  20,023
                                            ========================      ========================


                                                                             As at          As at
                                                                          December 31,   December 31,
                                                                              2003           2002
------------------------------------------------------------------------------------------------------
LONG-LIVED ASSETS WITHIN:
   - PRC, excluding Hong Kong and Macau                                   $  59,399      $  54,481
   - Hong Kong and Macau                                                     18,248         21,433
                                                                          ------------------------
         Total long-lived assets                                          $  77,647      $  75,914
                                                                          ========================